UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                                          SEC FILE NUMBER 0-5781

                                                        CUSIP NUMBER:291206 10 0

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                                  (Check One):
|_| Form 10-K  |_|Form 20-F   |_| Form 11-K   |X| Form 10-Q  |_|Form N-SAR

FOR PERIOD ENDED:   June 30, 2002

|_| Transition Report on Form 10-K
|_| Transition Report on Form 20-F
|_| Transition Report on Form 11-K
|_| Transition Report on Form 10-Q
|_| Transition Report on Form N-SAR
For the Transition Period Ended: _______________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
_____________________________________________________________________________
PART I - REGISTRANT INFORMATION

EMEX CORPORATION
Full Name of Registrant

N/A

Former Name if Applicable

12600 West Colfax Avenue, Suite C-500
Address of Principal Executive Office (Street and Number)

Lakewood, Colorado 80215
City, State and Zip Code
_____________________________________________________________________________
PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate): [X]

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; and

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, Form 20-F, Form 11-K, Form 10-Q, Form N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

      o During the second quarter, the Registrant experienced a change in management and a change in legal counsel. The Registrant did not have sufficient time to establish processes with new management and counsel for the preparation and review of the financial statements and the Form 10-QSB by the filing deadline. The Registrant is currently working with its staff and accountants to complete a review of the financial statements and Form 10-QSB for the second quarter.

PART IV - OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification:

          Donald Salcito, Esq.          (303)         291-2300
                (Name)               (Area Code) (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). |X| Yes |_| No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
|X| Yes |_| No If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      The Registrant's estimated revenues for the quarter ended June 30, 2002 are approximately $10,000, consisting entirely of revenues from exploration activities. The Registrant is a non-operating holder of working interests in certain oil and gas properties. For the corresponding quarter in 2001, the Registrant's revenues were $19,000, consisting entirely of its share in net revenues from these oil and gas working interests. Due to the acquisition of the principal operator of these properties by another company, timely reporting to the Registrant of its share in net revenues from its working interests has been delayed, preventing a reasonable basis for accruing these revenues.

      The Registrant's estimated operating expenses for the quarter ended June 30, 2002 are approximately $1,742,000, which represent a $638,000 decrease from operating expenses for the corresponding quarter in 2001. This change is largely due to the fact that the Registrant has significantly reduced its mineral exploration efforts, thus, reducing its mineral exploration expenses.


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

      The Registrant's estimated net loss for the quarter ended June 30, 2002 is approximately $2,050,000 which represents a $350,000 decrease from the net loss for the corresponding quarter in 2001. This change is due primarily to the reduction in operating expenses, as described above.


                                     EMEX CORPORATION
                                    (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: August 13, 2002                By: /s/ Walter W. Tyler
                                         ------------------------------
                                         Walter W. Tyler, President and
                                         Chief Executive Officer

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).




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